Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE CERTIFICATE OF INCORPORATION

OF EIGHTCO HOLDINGS INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Eightco Holdings Inc., a corporation organized under and existing by virtue of the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY:

1.	The name of the corporation is Eightco Holdings Inc. (the “Corporation”).

2.	The date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was March 9, 2022.

3.	Resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Certificate of Incorporation and declaring said amendment to be advisable and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.

4.	Resolutions were duly adopted by the Board of Directors of the Corporation, in accordance with the provisions of the Certificate of Incorporation set forth below, providing that, effective as of 4:05 pm, New York time, on August 8, 2024, each five (5) issued and outstanding shares of the Corporation’s Common Stock, par value $0.001 per share, shall be converted into one (1) share of the Corporation’s Common Stock, par value $0.001 per share, as constituted following such date.

5.	The Certificate of Incorporation is hereby amended by deleting existing paragraph E of Article FOURTH in its entirety and replacing it with the following:

“E. Reverse Split. Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”) each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time, will be automatically reclassified and combined (without any further act) into a smaller number of shares such that each five shares of Old Common Stock issued and outstanding or held by the Company as treasury stock immediately prior to the Effective Time is reclassified into one share of Common Stock, $0.001 par value per share, of the Corporation (the “New Common Stock”)(the “Reverse Stock Split”). Any holder that would receive a fractional share as a result of the Reverse Stock Split will be paid in cash the fair value of fractions of a share as of the Reverse Split. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified.”

6.	The foregoing amendment was effected pursuant to a resolution of the Board of Directors of said corporation.

7.

Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the

DGCL.

[Signature page follows.]

IN WITNESS WHEREOF, Eightco Holdings Inc. has caused this Certificate of Amendment to be duly executed by the undersigned duly authorized officer as of this 8th day of August, 2024.

EIGHTCO HOLDINGS INC.

By:	/s/ Paul Vassilakos
Name:	Paul Vassilakos
Title:	Chief Executive Officer

[Signature Page to Certificate of Amendment (Reverse Stock Split Amendment)]